TOP SHIPS INC.
1 Vas. Sofias and Meg. Alexandrou Str
15124 Maroussi, Greece

February 14, 2014

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4628

RE:
Notice of Disclosure filed in Top Ships Inc.'s Form 20-F for the year ended 2013 under Section 219 of Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Top Ships Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended 2013, which was filed with the U.S. Securities and Exchange Commission on February 14, 2014.

Respectfully submitted,

TOP SHIPS INC.

By:	/s/ Alexandros Tsirikos
Name: Alexandros Tsirikos
Title: Chief Financial Officer